Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended March 31, 2015
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$73
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$95

Earnings:
Income Before Income Taxes	$485
Fixed Charges, Excluding Preferred Stock Dividends	80

Total Earnings	$565

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.95	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$123
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	15

Total Fixed Charges	$145

Earnings:
Income Before Income Taxes	$485
Fixed Charges, Excluding Preferred Stock Dividends	130

Total Earnings	$615

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.24	x